

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

<u>Via E-mail</u>
Mr. James R. Easter
Chief Financial Officer
Layne Christensen Company
1800 Hughes Landing Blvd., Suite 700
The Woodlands, TX 77380

>   **Re: Layne Christensen Company**
>   **Form 10-K for the Fiscal Year Ended January 31, 2013**
>   **Filed April 16, 2013**
>   **Form 10-Q for the Fiscal Quarter Ended October 31, 2013**
>   **Filed December 10, 2013**
>   **File No. 1-34195**

Dear Mr. Easter:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 31, 2013</u>

<u>Item 1. Business, page 1</u>

1.   Please revise segment backlog disclosures in future filings to disclose the amount or percentage of backlog that is not reasonably expected to be filled in the current fiscal year. Refer to Item 101(C)(viii) of Regulation S-K.

2.   Please revise future filings to provide the following additional disclosures regarding your backlog:

- Discuss how backlog is calculated, including what it includes and excludes;
- Discuss any changes in the methodology used to determine backlog during each period, if material and applicable;

- To allow better insight into changes in backlog from period to period, provide a roll-forward of backlog. The roll-forward should include beginning and ending balances, new contracts, cancellations, amounts recognized in revenue, and any other major categories relevant to your business;
- Quantify and discuss any backlog that is not moving forward as originally scheduled, if material and applicable;
- Disclose the amount of backlog related to uncompleted projects for which a loss provision has been recorded, if material and applicable; and
- Address and discuss anticipated margin trends based on current backlog.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Comparison of Fiscal Year 2013 to Fiscal Year 2012

3.   In future annual and quarterly filings, please disclose and discuss changes in the most significant components of cost of revenue and indicate the percentage of cost of revenue attributable to each component.

Operating Segment Review of Operations, page 35

4.   In future annual and quarterly filings, when multiple factors contribute to fluctuations in segment revenues and/or segment income (loss) before income taxes, please quantify each factor and more fully explain the underlying reasons for such changes. Also, please revise future annual and quarterly filings to also disclose and discuss the reasons for changes in segment income (loss) before income taxes as a percentage of segment revenues.

Liquidity and Capital Resources, page 41
Operating Activities, page 42

5.   In future annual and quarterly filings, please more fully discuss the reasons for changes in working capital items, including explaining the specific reasons for changes in customer receivables, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable and accrued expenses, and billings in excess of costs and estimated earnings on uncompleted contracts. Refer to section 501.13.b.1 of the SEC Codification of Financial Reporting Policies.

Contractual Obligations and Commercial Commitments, page 43

6.   In future filings, please revise your tabular presentation to include estimated interest payments and provide a footnote explaining how your estimate was determined.

<u>Critical Accounting Policies and Estimates, page 43</u>
<u>Revenue Recognition, page 43</u>

7.   Please tell us, and disclose in future filings, the percentage of revenue recognized using the percentage-of-completion method, using the completed-contract method, for mineral drilling services, and for direct sales not provided in conjunction with the performance of construction contracts.

8.   With respect to customer contracts, please revise future filings to disclose:
   - the amount of contract losses recorded during each period presented and the current status of material loss contracts, as well as the current status of any contracts for which material losses are reasonably possible;
   - the impact of material changes in contract estimates during each period presented; and
   - the impact of contract penalties, claims, change orders and/or settlements during each period presented, if material.

<u>Item 8. Financial Statements and Supplementary Data, page 47</u>

<u>Consolidated Balance Sheets, page 51</u>

9.   We note that over 10% of total current liabilities are aggregated into other accrued expenses for each period presented. Please revise future filings to separately state any current liabilities that exceed 5% of total current liabilities, as applicable. Refer to Rule 5-02.20 of Regulation S-X.

<u>Note 1 – Summary of Significant Accounting Policies, page 55</u>
<u>Revenue Recognition, page 55</u>

10.   For revenue recognized under the percentage-of -completion and completed-contract methods, please revise future filings to disclose, to the extent applicable:
   - the range of contract durations;
   - the amount of contract losses recorded during each period presented;
   - the nature, status and amounts of material claims and change orders during each period presented;
   - the amounts of profit recognized for claims during each period presented;
   - the impact of material revisions in contract estimates during each period presented;
   - the nature and amounts of items netted in revenue during each period presented; and
   - your policy for and any amounts deferred related to pre-contract costs as of each balance sheet date.

11.   With respect to revenue recognized under the completed-contract method, please revise future filings to disclose the specific criteria you use to determine when a contract is substantially completed.

Note 3 – Investments in Affiliates, page 63

12.   Please demonstrate to us how you determined what financial statements were required under Rule 3-09 of Regulation S-X.

Note 18 – Quarterly Results, page 81

13.   Please disclose gross profit (net revenues less costs and expenses associated directly with or allocated to products sold or services rendered) for each full quarter. In lieu of disclosing quarterly gross profit you may disclose the components of costs of revenue that would enable a reader to compute gross profit. Refer to Item 302(a)(1) of Regulation S-K. Also, please tell us, and revise future filings to better explain the facts and circumstances that materially and negatively impacted the second and fourth quarters of FY 2013.

Form 10-Q for the Fiscal Quarter Ended October 31, 2013

Item 1 – Financial Statements, page 3

Note 6 – Income Taxes, page 17

14.   Please explain to us how you determined the amount of the tax valuation allowance you recorded. Please provide us an analysis of your deferred tax assets and liabilities as of the most recent balance sheet date. To the extent applicable, please tell us the amount of any domestic or foreign taxable income you would be required to generate to fully realize any remaining deferred tax assets.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief